EXHIBIT 99.1

Asia Pacific Wire & Cable Corporation Ltd. Reports Third Quarter 2017 Financial Results

TAIPEI, Taiwan, Dec. 18, 2017 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ:APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the nine months ended September 30, 2017. Unless otherwise indicated, all data are reported in US dollars at the exchange rate prevailing on the date of the event or result reported.

First Nine Months 2017 Financial Results (Ended September 30, 2017)

	First Nine Months 2017	First Nine Months 2016	CHANGE
Revenues	$284.3 million	$274.6 million	3.5%

Gross Profit	$22.0 million	$22.1 million	-0.2%

Net Income	$5.6 million	$5.1 million	8.3%

EPS(1)	$0.40	$0.37	8.1%

(1) Earning per share are based on 13.8 million shares for the first nine months of both 2017 and 2016.

First Nine Months 2017 Results

Gross revenues for the nine months ended September 30, 2017, were $284.3 million, an increase of 3.5% from $274.6 million in the prior year.  The increase was primarily attributable to a 16.2% revenue increase in the Thailand region due to higher demand in the public sectors and increased export sales. Revenues in the Company’s North Asia region increased by 7.8%, primarily due to the increase in the price of copper.  Revenues in the Company’s Rest of World region dropped by 12.3% due to increased market competition. The Company’s North Asia region includes China and Hong Kong; the Thailand region contains the operations and sales inside Thailand; the ROW region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region.

The gross profit for the nine months ended September 30, 2017, decreased by 0.2% to $22.0 million from $22.1 million in the same period last year. Gross margin decreased by 3.6% from 8.0% in 2016 to 7.7% this year.  In the Thailand region, gross margin grew following an increase in our product sales to high margin government projects.  In the North Asia region, gross margin dropped due to an increase in the copper price and some of our equipment and machinery were shut down temporarily to meet the environmental regulations, which caused an increase in costs.  The ROW’s gross margin decreased slightly.

Selling, general and administrative expenses for the nine months ended September 30, 2017 were $18.3 million, compared to $18.3 million reported in 2016.  Operating income was $10.1 million, compared to operating income of $8.1 million in 2016.

Net income attributable to APWC shareholders was $5.6 million for the nine months ended September 30, 2017, compared to net income of $5.1 million for the first nine months of 2016.  Net income per share was $0.40 in the first nine months of 2017, while net income per share was $0.37 for the comparable period in 2016.  The weighted average number of shares issued and outstanding was 13.8 million for each of the nine months ended September 30, 2017 and 2016.

Financial Condition

APWC reported $51.5 million in cash and cash equivalents as of September 30, 2017, compared to cash and cash equivalents of $48.2 million as of December 31, 2016.

Current assets totaled $284.6 million as of September 30, 2017, compared to $244.6 million as of December 31, 2016.  Working capital was $172.8 million as of September 30, 2017.  Short term bank loans were $46.5 million at September 30, 2017, an increase from $28.2 million at the end of 2016.  The Company had no long-term debt outstanding at September 30, 2017.  Shareholder's equity attributable to APWC was $148.6 million as of September 30, 2017, compared to $136.0 million as of December 31, 2016.

APWC reported $19.0 million in cash outflows from operations during the nine months ended September 30, 2017, compared to cash outflows from operations of $7.2 million in the corresponding period in 2016. Cash used in operations was mainly caused by an increase of inventory and trade receivable. The Company generated $4.8 million from investing activities during the nine months ended September 30, 2017, compared to $0.5 million cash generated in the same period of 2016. The cash generated was attributable, in part, to the disposal of land use rights and buildings associated with its facilities at Ninbgo, China.  APWC generated $14.3 million from financing activities during the nine months ended September 30, 2017, compared to $3.1 million in outflows in the same period of 2016. The cash generated was mainly attributable to the increase in bank loans.

Recent Developments

As previously announced, on November 30, 2017, the Company paid a dividend of $0.10 per common share to all shareholders of record as of the close of business on October 31, 2017. This was the first dividend paid by APWC, and the Company is pleased to have successfully implemented its dividend payment program as part of its continuous efforts to provide increased value to shareholders.

We encourage shareholders to visit the Company’s website for further information (www.apwcc.com). Information on the Company's website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", “anticipates”, "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact:
Investor Relations Contact:
MZ North America
Ted Haberfield
President
Tel: +1-760-755-2716
Email: thaberfield@mzgroup.us
Web: www.mzgroup.us

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)
	For the nine months

	ended September 30, (Unaudited)
	2017	2016
Sales of goods / services	$284,315	$274,621

Cost of sales	(262,282)	(252,555)

Gross profit	22,033	22,066

Other operating income	6,673	4,987
Selling, general and administrative expenses	(18,293)	(18,332)
Other operating expenses	(307)	(590)
Operating income	10,106	8,131

Finance costs	(832)	(872)
Finance income	770	759
Share of loss of associates	(2)	(515)
Exchange gain	2,120	669
Other income	0	96
Other expense	(272)	(356)

Profit before tax	11,890	7,912

Income (expense)/tax benefit	(3,449)	745

Profit for the year	$8,441	$8,657

Attributable to:
Equity holders of the parent	5,570	5,142
Non-controlling interests	2,871	3,515
Basic and diluted earnings per share	$0.40	$0.37
Basic and diluted weighted average common shares outstanding	13,819,669	13,819,669

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)
(Amounts in thousands of US Dollars, except share data)
	For the nine months

	ended September 30, (Unaudited)
	2017	2016
Profit for the year	$8,441	$8,657
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of $0	12,659	6,284

Net loss on available-for-sale financial assets	(139)	(857)

Income tax effect	28	170
	(111)	(687)

Other comprehensive income not to be reclassified to profit or loss in subsequent periods:

Re-measuring losses on defined benefit plans	(80)	(43)
Income tax effect	16	9
Defined benefit pension plan, net of tax	(64)	(34)

Other comprehensive profit for the period, net of tax	12,484	5,563

Total comprehensive profit for the period, net of tax	20,925	14,220

Attributable to:
Equity holders of the parent	14,078	8,922
Non-controlling interests	6,847	5,298
	$20,925	$14,220

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)
	As of September 30, 2017 (Unaudited)	As of December 31, 2016 (Audited)

ASSETS
Current assets:
Cash and cash equivalents	$51,487	$48,231
Other current financial assets – at fair value through profit or loss	0	187
Trade receivables	87,258	79,472
Other receivables	9,100	16,918
Due from related parties	11,244	12,573
Inventories	119,711	77,407
Gross amounts due from customers for contract work-in-progress	591	2,045
Prepayments	1,769	1,189
Assets classified as held for sale	0	3,368
Other current assets	3,440	3,238
	284,600	244,628
Non-current assets

Other non-current financial assets-available for sale	2,673	2,765
Other non-current financial assets-held to maturity	332	309
Property, plant and equipment	41,841	39,637
Prepaid land lease payments	1,067	1,070
Investment properties	670	653
Intangible assets	145	173
Investments in associates	850	786
Other non-current assets	786	461
Deferred tax assets	3,626	3,114
	51,990	48,968
Total assets	$336,590	$293,596

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)
	As of September 30, 2017 (Unaudited)	As of December 31, 2016 (Audited)

Current liabilities:
Interest-bearing loans and borrowings	$46,507	$28,225
Trade and other payables	29,231	30,023
Due to related parties	6,679	3,096
Due to immediate holding company	1,537	1,537
Other current financial liabilities at fair value through profit or loss	180	0
Accruals	15,611	13,651
Current tax liabilities	4,489	3,473
Employee benefit liability	622	594
Financial lease liabilities	27	29
Provisions for employee benefit	471	422
Onerous contracts provisions	261	250
Dividend payable	1,895	440
Other current liabilities	4,280	5,876
	111,790	87,616

Non-current liabilities
Employee benefit liability	6,919	6,058
Financial lease liabilities	30	54
Provisions for employee benefit	123	105
Deferred tax liabilities	2,954	2,588
	10,026	8,805
Total liabilities	121,816	96,421

Equity
Issued capital	138	138
Additional paid-in capital	110,608	110,608
Treasury shares	(38)	(38)
Retained earnings	50,200	46,012
Other components of equity	(12,263)	(20,770)
Equity attributable to equity holders of the parent	148,645	135,950
Non-controlling interests	66,129	61,225
Total equity	214,774	197,175
Total liabilities and equity	$336,590	$293,596

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of U.S. Dollars)
	For the nine months

	ended September 30, (Unaudited)
	2017	2016
Net cash used in operating activities	($18,998)	($7,226)
Net cash provided by investing activities	4,750	514
Net cash provided by/(used in) financing activities	14,263	(3,113)
Effect of exchange rate changes on cash and cash equivalents	3,241	1,210
Net increase/(decrease) in cash and cash equivalents	3,256	(8,615)
Cash and cash equivalents at beginning of period	48,231	51,303
Cash and cash equivalents at end of period	$51,487	$42,688